August 7, 2006

BY FAX AND BY EDGAR

Mr. Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	New BlackRock, Inc.

Registration Statement on Form S-4 (File No. 333-134916)

Dear Mr. Webb:

On behalf of New BlackRock, Inc., a Delaware corporation (the "Company"), and as discussed with Gregory Dundas and you, set forth below in this letter is a revised response to comment #48 (the "Comment") of the staff of the Commission (the "Staff") set forth in the Staff's letter of July 7, 2006 (the "Comment Letter").

Note 1, "Pending Transaction", page F-36

48.

We refer to the "Accounting Treatment" section on page 50 that states BlackRock will be deemed the accounting acquirer for financial statements purposes. In this regard, considering that upon closing of the merger transaction Merrill Lynch and PNC, the parent of BlackRock, will own a 45% and a 34% voting interest, respectively in New BlackRock please tell us and revise to discuss here and in the "Accounting Treatment" section the following:

•

In light of the fact that Merrill Lynch will receive the larger portion of the voting rights in New BlackRock, how you determined that BlackRock is the accounting acquirer considering paragraph 17.a of SFAS 141 states the acquiring entity is, all else being equal, the owner who received the larger portion of the voting rights.

•	Any other facts and circumstances, such as those described in paragraph 17 of SFAS 141, which you considered in determining which of the parties to the merger is the accounting acquirer.

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

•

State in this note to the pro forma financial statements which of the controlling parties of the combining entities is the accounting acquirer under SFAS 141 and describe the authoritative basis for your determination.

•	Please tell us if this merger transaction would result in a loss of any tax attributes.

The Company believes that BlackRock is the acquiring entity in the contemplated transactions based upon its analysis of SFAS 141.

Paragraph 17 of SFAS 141 states:

In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one.

BlackRock is a publicly traded company that will be issuing equity interests to acquire MLIM. MLIM is not a separate and distinct company, but rather is a series of legal entities and cost centers within Merrill Lynch that are being combined and sold to BlackRock. MLIM does not have any equity interests outstanding, and is dependent on Merrill Lynch for much of its infrastructure, including financial management, financial accounting, treasury, technology, communications, trading platform, payroll, human resources, compliance, facilities, taxes, and other functions. New BlackRock will utilize the existing BlackRock name and operating infrastructure for each of these functions, and will follow BlackRock’s significant existing financial accounting and reporting policies.

Paragraphs 17.a through 17.e of SFAS 141 describe specific criteria for identifying the acquiring entity. Paragraph 17.a provides the following criterion:

The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements . . . .

SFAS 141 ¶ 17.a (emphasis added). Paragraph 17.b provides the following criterion:

The existence of a large minority voting interest in the combined entity when no other owner or group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

SFAS 141 ¶ 17.b (emphasis added). The criteria described in paragraphs 17.a and 17.b suggest that BlackRock should be considered the acquiring entity, for the following reasons:

•	The existing owners of BlackRock as a group will retain 55% of the voting securities (common stock) in New BlackRock.
•

Even though Merrill Lynch will receive up to 45% of the voting securities of New BlackRock, Merrill Lynch is subject to an agreement to vote all of its shares in accordance with the recommendation of the New BlackRock board of directors on all matters submitted to stockholders. Furthermore, Merrill Lynch will have the right to designate only two of New BlackRock's 17 directors, a majority of whom will be independent of all significant stockholders and management. See "Risk Factors—Following the Completion of the Transactions . . . ." at pp. 18-19 and "The Transactions—The Stockholder Agreements" at pp. 69-76. This special arrangement effectively constrains the voting power of Merrill Lynch, in favor of the New BlackRock board of directors (which, as noted below, will include a majority of independent directors).

•

Even if Merrill Lynch were viewed as receiving a large minority voting interest (despite the special arrangement, described above, constraining its voting power), the criterion described in paragraph 17.b would not, in the opinion of management, produce a conclusion that any entity other than BlackRock is the acquiring entity. Paragraph 17.b is applicable only "when no other owner or group of owners has a significant voting interest." PNC will continue to have a significant voting interest in New BlackRock, and therefore, in management's opinion, the provisions of paragraph 17.b by their terms are inapplicable.

Other criteria described in paragraph 17 also support the conclusion that BlackRock is the acquiring entity. Paragraph 17.c provides that "...all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity." The stockholder agreements provide that the board of directors of New BlackRock will consist of 17 directors, including:

•

nine directors who will be independent for the purposes of the rules of the New York Stock Exchange and will not be designated by or on behalf of Merrill Lynch or PNC. Eight of these nine directors are current BlackRock board members, as shown below;

•	four directors who will be members of New BlackRock management (including at least one who will be a former executive of MLIM);

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

•	two directors who will be designated by Merrill Lynch; and
•	two directors who will be designated by PNC.

The following is a summary of the anticipated directors of New BlackRock:

William O. Albertini	Current BlackRock director	Independent
Dennis D. Dammerman	Current BlackRock director	Independent
William S. Demchak	Current BlackRock director	PNC appointed
Kenneth B. Dunn	Current BlackRock director	Independent
Laurence D. Fink	Current BlackRock director	New BLK appointed
Murry S. Gerber	Current BlackRock director	Independent
James S. Grosfeld	Current BlackRock director	Independent
David H. Komansky	Current BlackRock director	Independent
Thomas H. O’Brien	Current BlackRock director	Independent
Linda Gadsden Robinson	Current BlackRock director	Independent
James E. Rohr	Current BlackRock director	PNC appointed
Ralph L. Schlosstein	Current BlackRock director	New BLK appointed
Robert C. Doll	MLIM executive	New BLK appointed
Gregory J. Fleming	MLIM executive	ML appointed
Robert S. Kapito	BLK executive	New BLK appointed
E. Stanley O’Neal	Current ML director	ML appointed
TBA		Independent

As noted above, Merrill Lynch is constrained to vote in accordance with the recommendations of the board of directors, including as to the election of directors.

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

Paragraph 17.d provides that "all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity." The senior management of New BlackRock will be comprised predominantly of the current senior management of BlackRock. In particular:

•	Each of the top five executive officers of New BlackRock, including the CEO, President, COO, CFO, and head of portfolio management, are currently officers of BlackRock.
•

All of the nine senior executives of BlackRock will retain their current roles going forward in the combined company, and two MLIM executives will be added in roles reporting, in one case, to the existing BlackRock head of portfolio management and, in the other case, to the existing BlackRock Chief Operating Officer.

Paragraph 17.e provides that "all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities." As of the announcement date for the transactions, the 65 million shares of New BlackRock stock to be issued to Merrill Lynch had a market value of almost $10 billion while MLIM’s net book value as of March 31, 2006 was approximately $5.5 billion. Therefore, management believes that the MLIM business is being acquired for a premium.

Based upon the foregoing factors, the Company has concluded that BlackRock, Inc. is the acquiring entity in the transaction. The disclosure has been revised to include additional language in this regard in the "Accounting Treatment" section on page 54 and in Note 1 to the Condensed Combined Financial Statements on page F-35. Further disclosure is attached in Annex A to this letter and will be reflected in Amendment No. 2 to the Registration Statement.

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

* * *

We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please contact the undersigned at (212) 735-2790 should you require further information or have any questions concerning this filing.

Sincerely,

/s/ Richard T. Prins

Richard T. Prins

cc:	Robert P. Connolly, Esq.

New BlackRock, Inc.

40 East 42nd Street

New York, NY 10022

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

Annex A

New BlackRock Inc.

Notes to Pro Forma Condensed Combined Financial Statements.

1.	Pending Acquisition

On February 15, 2006, BlackRock, Inc. (“BlackRock” or the “Company”) and two of its wholly-owned subsidiaries, New BlackRock, Inc. (formerly New Boise, Inc., “New BlackRock”) and BlackRock Merger Sub, Inc. (formerly Boise Merger Sub, Inc., “Merger Sub”) entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”) with Merrill Lynch & Co., Inc. (“Merrill Lynch”). Pursuant to the terms of the Transaction Agreement, New BlackRock will become the public holding company for BlackRock’s businesses and Merrill Lynch will contribute its investment management business, Merrill Lynch Investment Managers (“MLIM”), via a capital contribution to New BlackRock (the “Transaction”). Upon closing of the Transaction, Merrill Lynch would own approximately 65 million shares or 49% (but in any event, not more than 49.8%) of the combined company, including a 45% voting interest, PNC would maintain approximately 34% ownership in the combined company and the remainder would be held by employees and public shareholders. Shares of BlackRock common stock issued to Merrill Lynch and PNC in the transactions will be subject to an agreement to vote all such shares in accordance with the recommendation of the New BlackRock board of directors. See "Risk Factors—Following the Completion of the Transactions . . . ." at pages 18 and 19 and "The Transactions—The Stockholder Agreements" at pages 69 through 76. The Transaction, which has been approved by the boards of directors of BlackRock and Merrill Lynch, is subject to various regulatory approvals, client consents, approval by BlackRock shareholders and other customary closing conditions, and is expected to close on or around September 30, 2006.

Non-voting equity shares to be issued to Merrill Lynch contain dividend rights and a liquidation preference and are convertible to New BlackRock common shares on a one-for-one basis upon the transfer by New BlackRock of participating preferred stock to any non-affiliate. BlackRock intends to account for such non-voting preferred stock as permanent equity.

Management has concluded that BlackRock will be the acquirer in the transactions based upon its analysis of Statement of Financial Accounting Standards (“SFAS”) No. 141, Goodwill and Intangible Assets. The following factors were determined in management’s analysis:

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

•

BlackRock is a publicly traded company that will be issuing equity interests in the transactions. MLIM is not a separate and distinct company, but rather is a series of legal entities and cost centers within Merrill Lynch.

•	Current BlackRock stockholders will retain a 55% voting interest and greater than 50% equity interest in New BlackRock;
•

While Merrill Lynch will be the largest minority stockholder in New BlackRock, its voting power will be restricted subject to an agreement to vote all such shares in accordance with the recommendation of the New BlackRock board of directors, the majority of whom will be considered independent;

•	The board of directors of New BlackRock will be comprised primarily of current BlackRock~~'s current~~ directors;
•

BlackRock’s current chief executive officer will be the chief executive officer of New BlackRock following the transactions. A substantial majority of New BlackRock’s executive management team will be comprised of current BlackRock executives.

•	The combined company will retain the BlackRock name and operating infrastructure.

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

Annex A (continued)

ACCOUNTING TREATMENT

The transactions will be accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. BlackRock, Inc. will be deemed the acquiring entity for financial reporting purposes. Our management has concluded that BlackRock will be the acquiring entity in the transactions based upon its analysis of Statement of Financial Accounting Standards (“SFAS”) No. 141, Goodwill and Intangible Assets. The following factors were determinants in management’s analysis:

•

BlackRock is a publicly traded company that will be issuing equity interests in the transactions. MLIM is not a separate and distinct company, but rather is a series of legal entities and cost centers within Merrill Lynch.

•	Current BlackRock stockholders will retain a 55% voting interest and greater than 50% equity interest in New BlackRock;
•

While Merrill Lynch will be the largest minority stockholder in New BlackRock, its voting power will be restricted subject to an agreement to vote all such shares in accordance with the recommendation of the New BlackRock board of directors, the majority of whom will be considered independent;

•	The board of directors of New BlackRock will be comprised primarily of current BlackRock~~'s current~~ directors;
•

BlackRock’s current chief executive officer will be the chief executive officer of New BlackRock following the transactions. A substantial majority of New BlackRock’s executive management team will be comprised of current BlackRock executives.

•	The combined company will retain the BlackRock name and operating infrastructure.

Under the purchase method of accounting, the purchase price is allocated to the MLIM assets acquired, including identifiable intangibles, and the MLIM liabilities assumed to the extent of their fair market value, with any excess purchase price being allocated to goodwill.